[Boyd Gaming Corporation Letterhead]

December 30, 2005

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Judiciary Plaza, 450 Fifth Street, N.W.

Mail Stop 0308

Washington, D.C. 20549

Attention:	David R. Humphrey
Juan Migone

Re:	Boyd Gaming Corporation
Form 10-K for the Year Ended December 31, 2004 (the “Form 10-K”) File 001-12882

Dear Mr. Humphrey:

We are responding to comments on Boyd Gaming Corporation’s (the “Company”) above-referenced filing under the Securities Exchange Act of 1934, as amended, provided by the staff (the “Staff”) of the Securities and Exchange Commission by letter dated December 22, 2005. The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each such comment.

Form 10-K For the Fiscal Year Ended December 31, 2004

Item 2 – Properties, page 12

1.	We note that you include Borgata within your summary of properties. However, since you only own 50% of Borgata, we believe its numbers of slot machines, table games, etc. should not be totaled with those of your wholly-owned properties. Please revise to present separately the information with respect to Borgata. Similarly revise the presentation of this same information in the Overview section on page 1 of your filing.

Response:

The Company notes the Staff’s comment and supplementally advises the Staff that in future filings the Company will provide the revised disclosure.

Management’s Discussion and Analysis

Results of Operations, page 17

2.	We note that you present Total Adjusted EBITDA within your segment data. However, since Borgata is not an operating segment, it appears that your presentation of Total Adjusted EBITDA, including your share of Borgata’s operating income before preopening expenses and your amortization expenses, is a non-GAAP financial measure. We believe your share of Borgata’s operating income (after preopening expenses and your amortization expenses) should be presented only as a separate reconciling item. Please refer to FR-65 and the related guidance made available by the Division of Corporation Finance on June 13, 2003.

Response:

The Company believes that Borgata is properly presented within Total Adjusted EBITDA as it meets the definition of an operating segment described in paragraph 10 of SFAS No. 131 in that:

•	Borgata engages in business activities from which it earns revenues and incurs expenses.

•	Borgata’s operating results are regularly reviewed by the Company’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance. (Note that the Company, as the managing venturer of the joint venture, is solely responsible for the day-to-day operations of Borgata, including the operation and improvement of the facility and business. This responsibility, for instance, includes a capital expenditure reserve account which the Company, as managing venturer, can use for the replacement of capital equipment and for improvements to, renovations of or enhancements to the facility in accordance with the managing venturer’s business judgment).

•	Borgata’s discrete financial information is available to the Company.

3.	Also, it appears that you present the SFAS 131-required information in your MD&A as contemplated by answer 19 of the aforementioned guidance made available by the Division of Corporation Finance on June 13, 2003. However, your discussion of results of operations focuses mainly on contributions to your consolidated results by your various segments, rather than presenting separate discussions of the results of each of your segments. Please reconsider the approach to your MD&A and whether a separate discussion of each reportable segment would be appropriate to an understanding of your business. See Item 303(a) of Regulation S-K.

Response:

The Company notes the Staff’s comment and supplementally advises the Staff that in future filings the Company will reconsider the approach to MD&A and, where appropriate, include a separate discussion of the results of each of its reportable segments.

4.	In addition, we believe you should discontinue your presentation and discussion of Total Adjusted EBITDA because this “consolidated” measure appears outside the context of the SFAS 131-required reconciliation. See answer 21 of the aforementioned guidance made available by the Division of Corporation Finance on June 13, 2003.

Response:

The Company respectfully submits that the presentation of Total Adjusted EBITDA is made in conformity with Answer 19 of the guidance made available by the Division of Corporation Finance on June 13, 2003 to portray the SFAS No. 131-required information in our MD&A since our first discussion of the segment profit or loss measure precedes the financial statements.

However, the Company supplementally advises the Staff that, in future filings, it will discontinue the discussion of Total Adjusted EBITDA in MD&A and will consider whether a separate discussion of each reportable segment would be appropriate.

Liquidity and Capital Resources, page 22

5.	In light of the substantial amount of debt incurred by Borgata on a stand-alone basis, and the restriction on dividends related to such debt as well as the debt to be incurred in connection with Borgata’s expansion plans, we believe you should more fully explain your limited access to the funds currently being generated by the Borgata’s operations. In other words, please clarify that, although Borgata has made a significant contribution to your operating income in 2004, the funds generated by its operations are primarily used to service its own indebtedness, and such funds are generally not available (except to the extent that dividends are allowed to be paid to you) to service the indebtedness reflected on your consolidated balance sheet.

Response:

The Company notes the Staff’s comment and supplementally advises the Staff that in future filings the Company will expand (or clarify) the disclosure as requested.

Item 15 – Exhibits and Financial Statement Schedules, page 34

6.	The audited financial statements of Marina District Development Company, d.b.a. Borgata, should be filed as financial statement schedules in Part IV of your report, and not as an exhibit. See Item 15(c) of Form 10-K.

Response:

The Company supplementally advises the Staff that subpart (a) of Item 15 of Part IV of the Company’s Form 10-K does specifically reference and incorporate by such reference the audited financial statements of Marina District Development Company into Part IV, as provided by and in accordance with Rule 12b-23 of the Exchange Act.

The Company respectfully believes that its current practice of incorporating the applicable financial statements of Marina District Development Company into its reports on Form 10-K by reference to an exhibit filed with that Form 10-K itself is proper under Form 10-K and Rule 12b-23. However, to make sure that shareholders requesting a copy of the Form 10-K get a copy of the Marina District Development Company financial statements (without having to request the exhibit or pay for the costs of copying the exhibit), the Company will undertake to provide shareholders who request copies of the Company’s Form 10-K or its Annual Report to Shareholders (for which the Company currently uses a “10-K Wrap”) a copy, without charge, of the financial statements of Marina District Development Company that were included as an exhibit to the Form 10-K even if they do not specifically request a copy of those financial statements.

Consolidated Financial Statements

Consolidated Statements of Operations, page 37

7.	Please include a subtotal for operating income before your share of the operating income of Borgata. Similarly revise the presentation of your selected financial data on page 16, the table with your segment data in Note 17 and in MD&A, and the presentation of our consolidating statement of operations information in Note 18.

Response:

The Company engages in the ownership and operation of gaming entertainment facilities. Borgata, our unconsolidated affiliate, is also in the business of operating a gaming entertainment facility. Therefore, as Borgata is an integral part and an extension of the Company’s core business, the Company believes that it is appropriate to include our share of Borgata’s operating income as a component of income from operations in the manner presented on our consolidated statement of operations, our selected financial data, in Notes 17 and 18, and in MD&A. The Company believes that to segregate a subtotal for operating income before our share of the operating income from Borgata would conflict with the fact that it is an integral part of our core business. In addition, the Company is not aware of any authoritative accounting literature that would require such a subtotal presentation for operating income on the statement of operations.

Note 17 – Segment Information, page 57

8.	As discussed in a previous comment, we believe your share of Borgata’s operating income (after preopening expenses and your amortization expenses) should be presented only as a separate reconciling item. This will result in only two line items related to your share of the results of the Borgata, which is consistent with the presentation in your Consolidated Statements of Operations on page 37. Also, the amounts shown for depreciation and amortization in the table on page 58 should agree with the amounts shown in your Consolidated Statements of Operations on page 37.

Response:

See our response to Comment 2 above. The Company respectfully believes that its present disclosure is proper under current guidance.

*        *        *

As requested by your letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Company’s Form 10-K; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the Staff’s comments. Please advise us if we can provide any further information or assistance to facilitate your review. If you have any further questions or comments, please direct your questions or comments to the undersigned at (702) 792-7392.

Sincerely,

/s/ Jeffrey G. Santoro
Jeffrey G. Santoro
Vice President and Controller

cc:	Kelly Snow
Deloitte & Touche LLP

Robert M. Mattson, Jr.
Morrison & Foerster LLP

Brandon C. Parris
Morrison & Foerster LLP